UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

zulily, inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

989774104

(CUSIP Number)

May 6, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989774104	13G

1.	Name of Reporting Persons: Alibaba Group Holding Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 11,500,000 shares of Class A Common Stock
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 11,500,000 shares of Class A Common Stock
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,500,000 shares of Class A Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11.

Percent of Class Represented by Amount in Row (9):
17.2%  (or 9.3% of the total common stock assuming conversion of all outstanding Class B Common Stock into the same number of Class A Common Stock)  (1)

12.	Type of Reporting Person (See Instructions): CO

(1)

The percentage is based upon 66,873,321 shares of Class A Common Stock and 56,602,221 shares of Class B Common Stock, outstanding as of May 4, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2015.

CUSIP No. 989774104	13G

1.	Name of Reporting Persons: Alibaba Group Treasury Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 11,500,000 shares of Class A Common Stock
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 11,500,000 shares of Class A Common Stock
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,500,000 shares of Class A Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11.

Percent of Class Represented by Amount in Row (9):
17.2% (or 9.3% of the total common stock assuming conversion of all outstanding Class B Common Stock into the same number of Class A Common Stock)  (1)

12.	Type of Reporting Person (See Instructions): CO

(1) The percentage is based upon 66,873,321 shares of Class A Common Stock and 56,602,221 shares of Class B Common Stock, outstanding as of May 4, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2015.

CUSIP No. 989774104	13G

1.	Name of Reporting Persons: Des Voeux Investment Company Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 11,500,000 shares of Class A Common Stock
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 11,500,000 shares of Class A Common Stock
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,500,000 shares of Class A Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11.

Percent of Class Represented by Amount in Row (9):
17.2% (or 9.3% of the total common stock assuming conversion of all outstanding Class B Common Stock into the same number of Class A Common Stock) (1)

12.	Type of Reporting Person (See Instructions): CO

(1) The percentage is based upon 66,873,321 shares of Class A Common Stock issued and outstanding as of May 4, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2015.

STATEMENT ON SCHEDULE 13G

Item 1. (a).	Name of Issuer zulily, inc., a Delaware corporation (the “Issuer”).
Item 1. (b).	Address of Issuer’s Principal Executive Offices: 2601 Elliott Avenue, Suite 200 Seattle, WA 98121

Item 2(a).

Name of Person Filing
This Schedule 13G is filed on behalf of Alibaba Group Holding Limited, a Cayman Islands company, Alibaba Group Treasury Limited, a British Virgin Islands company, and Des Voeux Investment Company Limited, a British Virgin Islands company.

Alibaba Group Holding Limited, Alibaba Group Treasury Limited and Des Voeux Investment Company Limited are collectively referred to herein as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office
The principal business address for Alibaba Group Holding Limited is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

The principal business address for Alibaba Group Treasury Limited is c/o Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

The principal business address for Des Voeux Investment Company Limited is c/o Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship See Item 4 of each cover page.
Item 2(d).	Title of Class of Securities: Class A Common Stock.
Item 2(e).	CUSIP Number: 989774104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

All information is as of May 15, 2015. Percentages are based on the aggregate number of shares of Class A Common Stock and Class B Common Stock, outstanding as of May 4, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2015.

(a)

Beneficial ownership:

The information required by Items 4(a) — (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Des Voeux Investment Company Limited is the record holder of 11,500,000 shares of Class A Common Stock and is a wholly owned subsidiary of Alibaba Group Treasury Limited, which is a wholly owned subsidiary of Alibaba Group Holding Limited. Accordingly, Alibaba Group Treasury Limited and Alibaba Group Holding Limited may be deemed to beneficially own the securities directly held by Des Voeux Investment Company Limited.

(b) Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page. See also Item 4(a) above.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page. See also Item 4(a) above.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page. See also Item 4(a) above.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2015

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: General Counsel and Secretary

ALIBABA GROUP TREASURY LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

DES VOEUX INVESTMENT COMPANY LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

[Signature Page to Schedule 13G]

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated May 15, 2015, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.